DynaMotive Energy Systems Corporation

                                   FORM 6-K

                                 UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR NOVEMBER 29, 2002

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
               (Exact name of Registrant as specified in its charter)

                                  -----------------


                           Suite 105-1700 West 75th Avenue
                                   Vancouver, BC
                                   Canada V6P 6G2
                                   (604) 267-6000
                      (Address of principal executive offices)

                                  -----------------

       [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                            FORM 20-F  X    FORM 40-F
                                   ---             ---
       [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

       [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

QUARTERLY AND YEAR END REPORT
                                                        BC FORM 51-901F
British Columbia Securities Commission                 (previously Form 61)
===============================================================================

ISSUER DETAILS
-------------------------------------------------------------------------------
|NAME OF ISSUER                      |  FOR QUARTER ENDED  |  DATE OF REPORT  |
|                                    |                     |     YY/MM/DD     |
|DYNAMOTIVE ENERGY SYSTEMS CORP.     | September 30, 2002  |     02/11/29     |
|-----------------------------------------------------------------------------|
|ISSUER'S ADDRESS                                                             |
|                                                                             |
|105 - 1700 West 75th Avenue                                                  |
|-----------------------------------------------------------------------------|
|CITY            | Province  |  POST CODE  |   ISSUER FAX   | ISSUER TEL. NO. |
|                |           |             |                |                 |
|Vancouver       |    B.C.   |    V6P 6G2  | (604) 264-6005 |  (604) 267-6000 |
|-----------------------------------------------------------------------------|
|CONTACT NAME                |CONTACT POSITION              | CONTACT TEL. NO.|
|Laura Santos                |Corporate Secretary           |  (604) 267-6000 |
|-----------------------------------------------------------------------------|
|CONTACT EMAIL ADDRESS           |WEB SITE ADDRESS                            |
|Laura.santos@dynamotive.com     |www.Dynamotive.com                          |
-------------------------------------------------------------------------------

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


-------------------------------------------------------------------------------
|DIRECTOR'S SIGNATURE            |PRINT FULL NAME            |   DATE SIGNED  |
|"Richard Chen-Hsing Lin"        |Richard Chen-Hsing Lin     |    YY/MM/DD    |
|        "signed"                |                           |    02/11/29    |
|--------------------------------|---------------------------|----------------|
|DIRECTOR'S SIGNATURE            |PRINT FULL NAME            |   DATE SIGNED  |
|"R. Andrew Kingston"            |R. Andrew Kingston         |    YY/MM/DD    |
|        "signed"                |                           |    02/11/29    |
-------------------------------------------------------------------------------
FIN 51-901F Rev. 2001/3/20

SCHEDULE A: FINANCIAL INFORMATION















                            ---------------------------------------------------
                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                            Unaudited Interim Consolidated Financial Statements
                                   For the nine months ended September 30, 2002
                                                              (In U.S. Dollars)

                                                                       Contents
                            ---------------------------------------------------






Consolidated Financial Statements
     Consolidated Balance Sheets                                           2
     Consolidated Statements of Operations and Deficit                     3
     Consolidated Statements of Cash Flows                                 4
     Notes to Consolidated Financial Statements                            5-14
     Supplementary Information                                             15

                     DynaMotive Energy Systems Corporation
                         CONSOLIDATED BALANCE SHEET
                                                    (Expressed in U.S. dollars)

                                                   September 30,   December 31,
                                                       2002            2001
                                                   (Unaudited)       (Audited)
                                                         $                $
-------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                                 77,117        61,541
Receivable                                               125,445        84,653
Government grants receivable                              93,132            --
Prepaid expenses and deposits                            215,511       193,351
Current assets of discontinued operations [note 3]        25,340        28,323
-------------------------------------------------------------------------------
Total current assets                                     536,545       367,868
-------------------------------------------------------------------------------
Capital assets                                         2,006,638     2,202,100
Power purchase agreements                              3,531,478     3,497,552
Patents                                                  342,530       386,879
-------------------------------------------------------------------------------
TOTAL ASSETS                                           6,417,191     6,454,399
===============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness -short term                            496,160       694,646
Accounts payable and accrued liabilities               2,919,421     1,645,506
Deferred Revenue                                          57,247        51,981
Current liabilities of discontinued operations [note 3]   30,533        44,947
-------------------------------------------------------------------------------
Total current liabilities                              3,503,361     2,437,080
-------------------------------------------------------------------------------
Bank Indebtedness - long term                          1,800,079     1,665,788
Amounts due to related parties                           360,707       323,780
Other long-term liabilities and deferred credits         596,916       535,808
Minority interest                                             --        57,180
-------------------------------------------------------------------------------
Total liabilities                                      6,261,063     5,019,636
-------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity
Share capital,                                        27,424,376    24,617,914
Shares to be issued                                      190,545       666,036
Convertible loan                                         159,636       159,635
Contributed surplus                                    2,222,339     2,283,650
Cumulative translation adjustment                       (319,364)     (519,424)
Deficit                                              (29,521,404)  (25,773,048)
-------------------------------------------------------------------------------
Total shareholders' equity                               156,128     1,434,763
-------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY             6,417,191     6,454,399
===============================================================================

The accompanying notes are an integral part of these financial statements.

Approved on behalf of the Board:


"Richard Lin"       Director                  "Andrew Kingston"      Director
--------------------                          -----------------------

                     DynaMotive Energy Systems Corporation
              UNAUDITED CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
                                                    (Expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                      September 30,           September 30,
                                     2002        2001        2002       2001
                                       $           $          $           $
-------------------------------------------------------------------------------
REVENUE
Sales                                   --      68,279      43,527     182,101
-------------------------------------------------------------------------------
                                        --      68,279      43,527     182,101
-------------------------------------------------------------------------------
EXPENSES
Cost of sales                           --     183,127      12,486     327,903
Amortization and depreciation       98,712      34,049     283,859     144,755
Interest expense                    54,420      31,574     143,111      42,886
Marketing                           46,021      82,248     128,977     446,529
Office supplies, telephone
      and insurance                123,656     133,477     300,657     289,510
Professional fees                  239,132      73,480   1,255,956   1,337,485
Royalties                               --          --          --       1,805
Rent                                65,938      93,799     292,013     252,235
Research and Development            17,268      87,610     (32,254)    287,009
General and administrative
  salaries and benefits            220,861     281,656     853,094     994,109
Exchange loss                      272,230     181,934     527,547     181,934
-------------------------------------------------------------------------------
                                 1,138,238   1,182,954   3,765,446   4,306,160
-------------------------------------------------------------------------------
Loss from operations            (1,138,238) (1,114,675) (3,721,919) (4,124,059)

OTHER REVENUE AND EXPENSES
Bad debt expense                        --     (46,081)         --     (46,081)
Interest income                        361       8,030         965      18,455
Gain (loss) on asset disposals        (268)     (3,580)       (268)     (4,047)
Capital tax expenses                    --          --         --      (53,309)
-------------------------------------------------------------------------------
                                        93     (41,631)        697     (84,982)
-------------------------------------------------------------------------------
Loss before minority interest   (1,138,145) (1,156,306) (3,721,222) (4,209,041)
Minority interest                    1,388      70,204      58,305     145,354
-------------------------------------------------------------------------------
Loss for the Period from
   continuing operations        (1,136,757) (1,086,102) (3,662,917) (4,063,687)
Loss from discontinued
   operations [Note 3]                 369    (108,925)    (85,439)   (261,855)
-------------------------------------------------------------------------------
Loss for the period             (1,136,388) (1,195,027) (3,748,356) (4,325,542)
Deficit, beginning of period   (28,385,016)(22,065,299)(25,773,048)(18,934,784)
-------------------------------------------------------------------------------
Deficit, end of period         (29,521,404)(23,260,326)(29,521,404)(23,260,326)
===============================================================================

Weighted average number of
common shares Outstanding       48,102,080  36,257,840  45,050,989  35,258,963
-------------------------------------------------------------------------------
Basic and diluted loss per
    common share for
    continuing operations         (0.02)      (0.03)       (0.08)      (0.12)
===============================================================================

The accompanying notes are an integral part of these financial statements.

                     DynaMotive Energy Systems Corporation
                 UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOW

                                                  (expressed in U.S. dollars)

                                    Three Months Ended      Nine Months Ended
                                      September 30,           September 30,
                                     2002        2001        2002       2001
                                       $           $          $           $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period from
    continuing operations        (1,136,757) (1,086,102) (3,662,917)(4,063,687)
Add (deduct) items not involving cash:
   Amortization and depreciation     98,712      34,049     283,859    144,755
   Minority interest                 (1,388)    (70,204)    (58,305)  (145,354)
   Loss on asset disposal               268       3,580         268      4,047
   Stock based compensation         107,255     271,453     523,639  1,643,407
   Translation loss                 272,230     181,934     527,547    181,934
Net change in non-cash working capital
   balances related to operations   717,589     (67,881)  1,123,097   (106,163)
-------------------------------------------------------------------------------
Cash used in operating activities    57,909    (733,171) (1,262,812)(2,341,061)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Decrease in bank indebtedness-
   short term                      (131,675)     39,396    (198,486)   113,271
Increase in long-term liabilities
   & deferred credits               (74,122)    273,984     195,399    200,645
Increase in amount due to
   Related parties                    6,615      54,520      36,927     (3,175)
Increase in convertible loan       (199,576)      2,262          --    (15,985)
Share capital issued                497,391   1,006,999   1,728,236  1,805,673
Shares to be issued                  17,785          --      17,785         --
-------------------------------------------------------------------------------
Cash provided by financing
   activities                       116,418   1,377,161   1,779,861  2,100,429
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Cash flow from discontinued
   operations [Note 3]                3,371     (54,615)    (96,870)   (13,632)
Increase in patents costs            (3,224)     10,930     (54,791)   (14,190)
Purchase of capital assets (net of
  government grants)                 (5,454)   (537,260)    (21,902)  (766,135)
Proceeds on sale of equipment           281          --         281         --
Acquisition disbursement                 --     (70,243)         --    (70,243)
-------------------------------------------------------------------------------
Cash used in investing activities    (5,026)   (651,188)   (173,282)  (864,200)
------------------------------------------------------------------------------

Effect of exchange rate
   changes on cash                  (56,732)   (298,941)   (328,191)    53,122
-------------------------------------------------------------------------------

Increase (decrease) in cash and cash
   equivalents during the period    112,569    (306,139)     15,576 (1,051,710)
Cash and cash equivalents at
   beginning of period              (35,452)    350,144      61,541  1,095,715
-------------------------------------------------------------------------------
Cash and cash equivalent at
   end of period                     77,117      44,005      77,117     44,005
===============================================================================

The accompanying notes are an integral part of the financial statements.

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

1. Description of business

DynaMotive Energy Systems Corporation ("the Company") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Since its inception the Company has been engaged in the process of commercializing several technologies that are in various stages of development.

The Company's sole focus at present is to commercialize its patented BioOil production technology and establish this technology as the worldwide industry standard for production of BioOil clean fuels. The Company has developed, patented, or acquired three primary technologies since inception: (1) BioTherm(TM), a biomass-to-energy technology that converts low value forest waste and agricultural by-products into liquid BioOil, which can be used as a fuel or as a raw material for the production of various derivative products;
(2) DynaPower(R), a metal cleaning process that does not involve the use of chemicals; and (3) actuator technologies used in both steel and aluminum welding. To date, the Company's principal revenues have been derived from the sales of the actuators, forest harvesting services and consulting services. The principal market for the Company's near term BioOil related business is in the UK and Canada.

The Company sold the actuator technology in 1997 to Emhart Tucker, a subsidiary of Black and Decker.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, commercializing its BioTherm(TM) technology and continuing development of new technologies, the outcome of which cannot be predicted at this time. Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations, fund its research and development activities, and ensure orderly realization of its assets at their carrying value. The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue in the normal course of operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from government sources, loans and by the issuance of shares of the Company for cash consideration. The Company has received commitments from the Canadian governments subsequent to the end of the quarter.

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

2. Unaudited interim financial statements

The unaudited balance sheet at September 30, 2002, the unaudited interim statements of loss and deficit and cash flows for the nine-month periods ended September 30, 2002 and 2001, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2001. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2001, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.


3. DISCONTINUED OPERATIONS

On April 11, 2002, the measurement date, the Company announced that it had completed the divestiture of its metal cleaning subsidiary, DynaPower, Inc. to the management of DynaPower for nominal consideration of $1 and future royalties on all revenue of DynaPower Systems. For reporting purposes, the results and financial position of this strategic business unit have been presented as discontinued operations. Accordingly, prior period financial statements have been reclassified to reflect this change.

The divestiture entails all tangible assets of the DynaPower division, which consist of test equipment, furniture and equipment, to be transferred to the new owners upon closing of the sale. The Company retains ownership of the intellectual property related to the metal cleaning technology and will license the intellectual property to DynaPower, Inc. The license entitles the Company to receive royalties for seven years from the closing of the sales agreement. The royalties are based on an increasing percentage of the cumulative revenues generated by DynaPower, Inc. on sales of DynaPower systems over the royalty period.

The intellectual property will transfer from the Company to DynaPower, Inc. at the expiration of the royalty period only if a cumulative sales threshold is reached. Irrespective of whether the cumulative sales threshold is reached, royalty payments will continue to the end of the royalty period.

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

3. DISCONTINUED OPERATIONS (Cont'd)

The balance sheets include separate disclosure of assets and liabilities relating to the metal cleaning line. Discontinued current assets inventory of $25,617, which will be reduced over subsequent months as the Company completes outstanding orders. Discontinued current liabilities comprise accounts payable and accrued liabilities of $30,533 that will be excluded from the disposal agreement. The Company previously determined that as at December 31, 2001, the realizable value of the tangible assets in DynaPower was uncertain due to its specialized nature, and therefore, the total carrying value of $175,037 was written off as of the same date.

                                        Nine months ended    Nine months ended
                                        September 30, 2002   September 30, 2001
-----------------------------------------------------------------------------
Revenue                                        $13,422            $276,552
-----------------------------------------------------------------------------
Loss from discontinued operations prior to
  The measurement date, net of income tax      $85,439            $261,855
-----------------------------------------------------------------------------
Loss from discontinued operations,
  Net of income tax                            $85,439            $261,855
-----------------------------------------------------------------------------


4. Share Capital

[a] Authorized share capital

The Company's authorized capital consists of 100,000,000 common shares (2001 - 100,000,000 common shares) with no par value and 100,000,000 Class A preferred shares (2001 - 100,000,000) with a par value of $5.00 each, having attached special rights and restrictions. No preferred shares were issued and outstanding at September 30, 30, 2002.


[b] Issued and outstanding share capital

                                               September 30,      December 31,
                                                   2002              2001
                                                     $                 $
Issued and outstanding
Common Shares 48,885,261 [December 31, 2001]    $27,424,376       $24,617,914
- 40,942,115]
Preferred Shares, Nil [December 31, 2001 - Nil]      -                  -
-----------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

4. Share Capital (cont'd)

Common Share Issuance Summary for the Quarter              $         Number of
                                                                      Shares
-------------------------------------------------------------------------------
Share Capital, December 31, 2001                       24,617,914    40,942,115
Private placement issued for cash                       1,728,236     5,301,090
Private placement issued for commercial services           63,922       172,277
Shares issued, consultants, directors
  & employee compensation                                 835,527     2,077,945
Shares issued, for commercial services                    178,777       391,834
Share Capital, September 30, 2002
   Common shares without par value                     27,424,376    48,885,261
-------------------------------------------------------------------------------


[c]   Shares to be issued

At September 30, 2002, the Company has 569,937 common shares to be issued. Included in the amount is 510,653 common shares of $172,760 to be issued to a director and non-employees for services rendered under compensation arrangements.

The remaining 59,284 common shares were related to private placements commenced during the nine months of 2002. The private placement is for up to $3.1 million. At September 30, 2002, the Company had received $17,785 in cash for these shares to be issued.

[d] Stock options

At September 30, 2002, the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at Sept 30,    Remaining    Exercise   at Sept 30,    Exercise
    Prices        2002       Contractual    Price        2002         Price
                                Life
-----------------------------------------------------------------------------
$0.25 - $0.90   5,195,857    2.04 years     $0.51      5,128,857     $0.51
    $1.00         692,000    1.13 years     $1.00        662,000     $1.00
    $1.50         333,250    1.95 years     $1.50        282,250     $1.50
$1.95 - $4.00      63,985    0.77 years     $2.18         58,985     $2.20
-----------------------------------------------------------------------------
                6,285,092                              6,132,092
-----------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

4. Share Capital (cont'd)

From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 7,332,789 (15%) of common shares for issuance upon the exercise of stock options of which at September 30, 2002, 1,047,697 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant and the term may not exceed five years from the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:


                                                Options          Options
                                             Exerciseable     Exerciseable
                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
                                                                  Price
-----------------------------------------------------------------------------
Balance, December 31, 2001                    5,001,963            1.15
Options granted                               4,080,394            0.40
Options forfeited or expired                   (892,591)           1.12
Options exercised                            (1,904,674)           0.31
---------------------------------------------------------------------------
Balance, September 30, 2002                   6,285,092            0.64
---------------------------------------------------------------------------


The Black Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net income and earnings per share as required by the Canadian Institute of Chartered Accountants (CICA) handbook Section 3870, was estimated at the date of grant using a Black Scholes pricing model with the following assumptions: Risk free interest rate for 2002 and 2001, respectively; 3.0% and 3.9%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 1.130 and 1.194, and a weighted average expected life of the option of 3.82 years and 5 years.

Supplemental disclosure of pro forma loss and loss per share, reflecting the fair value of options granted to employee is summarized as follows:


                                                    2002              2001
                                                      $                $
-----------------------------------------------------------------------------
Pro forma loss                                   3,858,009          4,344,342
Pro forma loss per share                           (0.09)            (0.12)
-----------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

4. Share Capital (cont'd)

[e] Common share purchase warrants

During the fourth quarter of 2001, the Company made an offer to all existing warrant holders to reduce the exercise price of all outstanding warrants from a weighted average exercise price of $1.59, to a weighted average exercise price of $0.70 in exchange for a reduction in the number of warrants outstanding. No other terms in the original warrants would change. Warrant
holders were given 30 days to accept the offer.   As at December 31, 2001,
4,009,167 warrants with a weighted average exercise price of $1.55 were cancelled and exchanged for 1,907,526 new warrants with a weighted average exercise price of $0.70. No compensation expense resulted from the warrant repricing in 2001. In the first quarter 2002 subsequent to year end, an additional 1,323,372 warrants with a weighted-average exercise price of $1.72 were cancelled and exchanged for 618,577 new warrants with a weighted-average exercise price of $0.70. No compensation expense resulted from the warrant repricing in the quarter.

At September 30, 2002 the common share purchase warrants outstanding were as follows:

            No. of Common     Exercise
Series     shares Issuable     Price               Expiration Date
-------------------------------------------------------------------------------
F Warrants     968,333         $0.70           January 1, 2003-March 5,2005
G Warrants      84,000         $0.70           January 31, 2003
J Warrants     201,250         $0.70           July 31, 2003
K Warrants      35,000         $0.70           July 31, 2003
L Warrants      64,491      $0.70 to $2.00     February 20, 2003
M Warrants     395,272      $0.70 to $1.50     June 22, 2003-January 20, 2005
N-b Warrant    275,756         $0.70           September 5, 2004-October 1,2004
O Warrants     300,000         $0.35           June 10, 2005
P Warrants     330,776         $0.40           July 29, 2005
-------------------------------------------------------------------------------
Total        2,654,878
-------------------------------------------------------------------------------

Summary of warrants cancelled and issued during the nine month period ending September 30, 2002:

                    Number of Common Shares Issuable
             -----------------------------------------------
                at      via Warrants  via Warrants    at
              Dec 31, Canceled during Issued during   Jun 30,    Exercise
Series         2001   the nine months the nine months 2002        Price
---------------------------------------------------------------------------
F Warrants    968,333                                 968,333      $0.70
G Warrants     84,000                                  84,000      $0.70
H Warrants      6,000      6,000                            0      $0.70
I Warrants      4,200      4,200                            0      $0.70
J Warrants    891,250    690,000                      201,250      $0.70
K Warrants     75,000     40,000                       35,000  $0.70 to $1.50
L Warrants     64,491                                  64,491  $0.70 to $2.00
M Warrants    292,728                  102,544        395,272  $0.70 to $1.50
N-a Warrants  505,049    505,049                            0  $0.70 to $0.90
N-b Warrants  384,847    109,091                      275,756  $0.70 to $1.50
O Warrants                             300,000        300,000      $0.35
P Warrants                             330,776        330,776      $0.40
-----------------------------------------------------------------------------
Total       3,275,898  1,354,340       733,320      2,654,878
-----------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

4. Share Capital (cont'd)

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SARs") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SAR at the date of grant.

The SARs vest as the Company achieves stock value targets as defined in the agreement: 1/3 of the SAR's issued may be redeemed upon the Company achieving acapitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the SAR's issued may be redeemed upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the SAR's issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.


The Company also has the right to redeem the SARs at its option under certain circumstances. The Company has the sole exclusive election to redeem the SAR'sin cash, shares or in a combination of cash and shares.

Stock appreciation rights transactions and the number of stock appreciation rights outstanding is summarized as follows:

                                                                    No. of
                                                                 SAR'S Issued
-----------------------------------------------------------------------------
Balance, December 31, 2001                                          1,486,667
SAR'S Issued                                                                -
SAR'S Redeemed                                                              -
SAR'S forfeited                                                        14,999
-----------------------------------------------------------------------------
Balance, September 30, 2002                                         1,471,668
-----------------------------------------------------------------------------

At September 30, 2002, the following stock appreciation rights all of which were issued to employees, were outstanding:

         SAR'S                   Initial Value              Expiration Date
-----------------------------------------------------------------------------
        1,122,501                  $0.400                    January 28, 2004
          200,000                  $0.625                    May 1, 2004
          149,167                  $1.000                    May 1, 2004
-----------------------------------------------------------------------------
        1,471,668
-----------------------------------------------------------------------------

At September 30, 2002 and December 31, 2001, 1,111,667 SAR's were vested. There was no SAR expenditure recognized during the period.

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

4. Share Capital (cont'd)
[g] Escrow Shares

At December 31, 1998, 1,232,000 common shares were held in escrow to be released at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company.

During 1999, the Board approved an amendment to the Escrow agreement's release provisions that applied to 676,000 of the shares held in escrow. The amended release provisions are: 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period; 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period.

During the quarter nil (third quarter 2001 - nil) common shares were released from escrow and at September 30, 2002, 781,334 (September 30, 2001 - 781,334) common shares are held in escrow.


5. Supplementary Cash Flow Information


                                    Three Months Ended      Nine Months Ended
                                       September 30,          September 30,
                                     2002        2001        2002       2001
Net change in non-cash working capital
                                       $           $           $          $
------------------------------------------------------------------------------
Accounts and government
   grants receivable                345,312    (116,025)   (133,924)  (101,952)
Inventory                                --         451          --      2,445
Prepaid expenses and deposits        78,922     (65,469)    (22,160)  (105,344)
Accounts payable and
   Accrued liabilities              295,598     143,157   1,273,915    146,208
Deferred revenue                     (2,243)    (29,995)      5,266    (47,520)
-------------------------------------------------------------------------------
                                    717,589     (67,881)  1,123,097   (106,163)
===============================================================================

Interest paid
-------------------------------------------------------------------------------
Short-term interest paid
   And accrued                       54,420      31,574     143,111      42,886
===============================================================================

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

6. Segmented financial information

The Company has four reportable segments. The segments are Actuators, Corporate, BioOil Power Generation, and Other. The actuator technology is used in both steel and aluminum welding. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil and then into electricity, while Corporate consists of interest. Other includes a pulverizing technology which disintegrates a variety of solid materials and organic waste into a form suitable for the production of BioOil. The DynaPower product line has been excluded from segmented disclosure to reflect its classification as discontinued operations (see note 3). Prior period segmented information, which reported DynaPower as an individual segment, has been restated to conform to current period presentation.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on many factors, including net income or loss.

The Company's reportable business segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Business Unit Segments

                                            September             September
                                              2002                  2001
                                                $                     $
Revenue
Actuator                                          --                   --
BioOil Power Generation                       40,389              182,101
Other                                          3,138                   --
Corporate                                         --                   --
----------------------------------------------------------------------------
                                              43,527              182,101
----------------------------------------------------------------------------

Loss for the period from continuing operations
Actuator                                          --              (15,403)
BioOil Power Generation                   (1,785,995)          (1,362,547)
Other                                         (7,048)             (30,019)
Corporate                                 (1,869,874)          (2,655,718)
----------------------------------------------------------------------------
                                          (3,662,917)          (4,063,687)
----------------------------------------------------------------------------

Geographic Segments

                                            September             September
                                              2002                  2001
                                                $                     $
Revenue
United Kingdom                                40,389               182,101
Canada                                         3,138                    --
------------------------------------------------------------------------------
                                              43,527               182, 101
------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

7. Changes in Accounting Policy

(a) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the new Canadian standard, CICA Handbook Section 3062 "Goodwill and Other Intangible Assets" The Company's intangible assets consist of intellectual property. The Company's intellectual property is considered to have a finite useful life. Accordingly, the Company continues to amortize these intangible assets over a period which is defined as the earlier of the useful life of the technology or the life of the patent commencing with commercial production and the adoption of Handbook Section 3062 had no impact on previously reported earnings and retained earnings or the interim financial statements. The Company had no goodwill as of September 30, 2002 thus the adoption of this new standard had no impact on previously reported earnings and retained earnings.

(b) Foreign Currency Translation

A new Canadian accounting standard was issued November 2001 applicable to years beginning on or after January 1, 2002. This standard eliminated the deferral and amortization of foreign exchange gains or losses arising from translation of long term debt and other similar monetary items into Canadian dollars. The adoption of this new standard had no impact on previously reported earnings and retained earnings. See Note 2 to the unaudited interim financial statements for the quarter for more information.

(c) Stock  Based Compensation

The Company has adopted the new Canadian standard for reporting stock based compensation effective January 1, 2002, CICA Handbook section 3870 "Stock Based Compensation and Other Stock Based Payments". Under this standard, stock- based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair value method of accounting. For grants of stock options to employees, this standard allows either the recognition of a compensation expense for grants of stock options to employees, based on the estimated fair value at the date of grant, or alternatively, the disclosure of pro forma net earnings or earnings per share data, as if the stock based compensation had been recognized in earnings. The adoption of this new standard had no impact on previously reported earnings and retained earnings.

8. Subsequent Events

The Company announced in October 2002 that it has entered into a memorandum of understanding with UMA Engineering Ltd. (UMA) as the precursor to a strategic alliance agreement to develop commercial pyrolysis projects based on the Company's technology in Canada.

The work plan includes: technical feasibility, scale-up reviews (first stage successfully completed), and the development of long-term strategies for projects deployment in Canada.

UMA is a well-respected Canadian company with over 1000 employees in more than 20 offices across Canada. The Group has more than 90 years of experience in engineering and managing projects for clients in both the private and public sectors. UMA's Industrial clients include several companies that have already shown interest in developing BioOil plants and generating Green Power.

DynaMotive Energy Systems Corporation

                Notes to Consolidated Financial Statements (Unaudited)

Nine Months Ended September 30, 2002 and 2001                (in U.S. dollars)

Supplementary Information

                                    Three Months Ended       Nine Months Ended
                                       September 30,            September 30,
                                     2002        2001        2002       2001
                               ------------------------------------------------
   Materials                       $(13,010)    $23,911     $18,979   $112,836
   Salaries and Benefits             98,552      98,259     279,349    229,826
   Consulting                        53,557      28,940      73,448    129,873
   Miscellaneous Costs                  996        (488)      2,355      1,200
                               ------------------------------------------------
                                   $140,095    $150,622    $374,131   $473,735
   Less: Government assistance
         program                   (122,827)    (63,012)   (406,385)  (186,726)
                               ------------------------------------------------
                                    $17,268     $87,610    $(32,254)  $287,009
                               ================================================

                                    Three Months Ended       Nine Months Ended
                                       September 30,            September 30,
                                     2002        2001        2002       2001
                               ------------------------------------------------
   Salaries and Benefits           $220,861    $281,656    $853,094   $994,109
                               ------------------------------------------------
                                   $220,861    $281,656    $853,094   $994,109
                               ================================================

                                    Three Months Ended       Nine Months Ended
                                       September 30,            September 30,
                                     2002        2001        2002       2001
                               ------------------------------------------------
   Consulting                      $223,440    $179,104  $1,028,889 $1,169,555
   Audit and Tax services           (16,468)     12,277      96,242     52,378
   Legal Fees                        31,442    (119,344)    125,794     97,760
   Miscellaneous Costs                  718       1,443       5,031     17,792
                               ------------------------------------------------
                                   $239,132     $73,480  $1,255,956 $1,337,485
                               ================================================

SCHEDULE B: SUPPLEMENTARY INFORMATION

Section 1 - Year to Date January 1, 2002 to September 30, 2002

a). Breakdown of Deferred Costs

Patents Accumulated Net Book Value

                                   Cost        Amortization      Net Book Value
                                     $               $                  $
Patents                           749,710         408,761            340,949
Trademarks                          4,506           2,925              1,581
                               ------------------------------------------------
Total                             754,216         411,686            342,530
                               ================================================

b). Breakdown of major categories of research and development expenses:

Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.

c). Breakdown by major category of general and administrative expenses:

Please refer to the Supplementary Information schedule in the unaudited interim consolidated financial statements for details.


Section 2 - Year to Date January 1, 2002 to September 30, 2002

Related Party Transactions

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $118,041 for the quarter (2001 - $183,148) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $29,571 (2001 - $183,148) paid by stock based compensation. For the nine months period ended September 30, 2002, consulting fees and salaries of $509,887 (2001 - $415,979) have been paid to the same related parties. The amount of $391,846 (2001 - $312,621) paid by stock based compensation.

Section 3 - Year to Date January 1, 2002 to September 30, 2002

a). Summary of Securities issued during the nine months ended September 30,
    2002

Common Share Issuance Summary for the quarter
                                                          $           Number of
                                                                        Shares
-------------------------------------------------------------------------------
Private placement issued for cash (i)                 1,728,236       5,301,090
Private placement issued for commercial services (ii)    63,922         172,277
Shares issued to consultants, directors &
    For employee compensation (iii)                     835,527       2,077,945
Shares issued, for commercial services (iv)             178,777         391,834
-------------------------------------------------------------------------------
                                                      2,806,462       7,943,146
-------------------------------------------------------------------------------

i. 1,805,776 common shares issued for cash pursuant to a partial close of a private placement for $715,731 based share price of $0.30 to $0.49 per share on February 28, 2002.

     917,406 common shares issued for cash pursuant to a partial close of a private placement for $275,222 for $0.30 per share on April 18, 2002.

     799,642 common shares issued for cash pursuant to a partial close of a private placement for $239,893 for $0.30 per share on June 28, 2002.

     921,715 common shares issued for cash pursuant to a partial close of a private placement for $293,746 based share price of $0.30 to $0.33 per share on July 29, 2002.

     856,551 common shares issued for cash pursuant to a partial close of a private placement for $203,644 for $0.24 per share on August 20, 2002.

ii. 172,277 common shares issued for commercial services to pursuant to a partial close of a private placement for $63,922 at share prices ranging from $0.30 to $0.49 each on the exercise of stock options.

iii. 2,077,945 common shares issued to consultants, directors & employee for $835,527 in compensation at share prices ranging from $0.252 to $0.75 each.

iv. 391,834 common shares issued for payment of $178,777 in commercial services at share prices ranging from $0.29 to $0.62 each.

Section 3 - Year to Date January 1, 2002 to September 30, 2002 (Cont'd)

b) Summary of options granted during the nine months ended September 30, 2002.

Name of Optionee   No. of Options  Exercise Price  Grant date      Expiry Date
Directors and Officers:
Richard Lin             261,905         $0.35      Feb 24, 2002    Feb 23, 2004
Richard Lin             100,000         $0.50      Apr 29, 2002    Apr 28, 2006
Richard Lin               2,476         $0.3145    Jul 03, 2002    Jul 03, 2004
Andrew Kingston         267,860         $0.35      Feb 24, 2002    Feb 23, 2004
Andrew Kingston         162,216         $0.40      Feb 24, 2002    Feb 23, 2003
Andrew Kingston         200,000         $0.50      Feb 24, 2002    Feb 23, 2007
Andrew Kingston          64,168         $0.3145    Jul 03, 2002    Jul 03, 2004
Bayne Boyes             111,105         $0.35      Feb 24, 2002    Feb 23, 2004
Bayne Boyes             100,000         $0.50      Apr 29, 2002    Apr 28, 2006
Bayne Boyes              10,000         $0.50      Apr 29, 2002    Dec 09, 2006
Bayne Boyes              10,223         $0.3145    Jul 03, 2002    Jul 03, 2004
Michael McDowell, Ph.D.  70,000         $0.50      Jul 03, 2002    Jul 03, 2006
Rodolfo Guido            28,000         $0.50      Feb 24, 2002    Feb 23, 2003
Rodolfo Guido           200,000         $0.50      Feb 24, 2002    Feb 23, 2006
Rodolfo Guido            12,000         $0.27      May 09, 2002    May 08, 2003
James Acheson           105,000         $0.50      Mar 31, 2002    Mar 30, 2003
Employees and Consultants:
Employees               245,000         $0.50      Apr 29, 2002    Apr 28, 2006
Consultants             214,650         $0.50      Mar 31, 2002    Mar 30, 2003
Consultants             200,000         $0.49      Jan 10, 2002    Jun 30, 2002
Consultants              50,000         $0.49      Feb 11, 2002    Nov 19, 2002
Consultants             133,333         $0.30      May 09, 2002    May 08, 2005
Consultants             200,000         $0.30      May 09, 2002    May 08, 2003
Consultants             625,000         $0.50      May 09, 2002    May 08, 2005
Consultants              13,125         $0.40      Jun 10, 2002    Jun 10, 2003
Consultants              84,333         $0.40      Jun 17, 2002    Jan 31, 2003
Consultants              60,000         $0.35      Aug 20, 2002    Aug 31, 2003
Consultants             200,000         $0.35      Aug 20, 2002    Dec 31, 2003
Consultants              50,000         $0.50      Aug 20, 2002    Aug 31, 2005
Consultants             300,000         $0.50      Sep 30, 2002    Sep 29, 2005
                      ---------
Total                 4,080,394
                      =========

Section 4 - As at the quarter ended September 30, 2002

a)  Authorized Capital

    Please refer to Note 4(a) of the unaudited interim financial statements for details.

b)  Issued Capital

    Please refer to Note 4(b) of the unaudited interim financial statements for details.

c)  Options Outstanding

    Please refer to Note 4(d) of the unaudited interim financial statements for details.

d)  Shares subject to escrow and pooling arrangements

    Please refer to Note 4(g) of the unaudited interim financial statements for details.

e)  List of Directors

    Andrew Kingston, Director, President and Chief Executive Officer Richard Lin, Director, Chairman, Director
    Michael McDowell, Ph.D, Director
    Curtin Winsor, Ph.D, Director
    Sing-Cheng Hong, Director
    Chih-Lin Chu, Director
    Marvin Josif, Director

f)  List of Officers

    Marvin Josif, Chief Financial Officer (Interim)
    Rodolfo Guido, Chief Operating Officer
    James Acheson, U.S. Subsidiary, Chief Operating Officer
    Antony Robson, U.K. Subsidiary, Managing Director
    Warren Johnson, Chief Technology Officer
    Laura Santos, Corporate Secretary

SCHEDULE c: management's discussion and analysis

(Three and nine-month periods ended September 30, 2002 compared to the three and nine-month periods ended September 30, 2001)

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2001.

The following sets out management's discussion and analysis of our financial position and results of operations for the three and nine-months ended September 30, 2002 and 2001.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2001 Annual Report on Form 10K entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.


DESCRIPTION OF  BUSINESS

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a world leader in biomass-to fuel conversion through the application of a proprietary process known as Fast Pyrolysis. Dynamotive aims to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications.

The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with no emissions or waste by-products. BioOil is a clean, green house gas neutral and renewable fuel that can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines.

Biomass examples include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. DynaMotive has successfully converted each of these residues making them a renewable and environmentally friendly oil and char and green credit reserve.

The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

Furthermore, BioOil as a liquid contains chemicals that may potentially be extracted and sold at a much higher value than using BioOil solely as a fuel. The Company and its partners are engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

Through the application of its technology and know-how, the Company intends to tap into abundant organic resources that are generally discarded by the agricultural and forest industries at a cost, and economically convert them into a renewable and environmentally friendly liquid fuel and in doing so provide viable energy solutions to its customers. The Company intends to License its technology to energy users on a variety of applications. The Company through the development of partnerships intends to develop capabilities to provide full DBOOM (design, build, own, operate and manage) capabilities to clients that require such scope of services.

Revenues are expected to be derived from Licensing, Service and Royalty fees as well as from its own production of oil and char and value of green house gas credits and in participation in projects.


ACCOUNTING POLICIES

The Company's unaudited financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The Company believes the significant accounting policies as detailed in note 2 of its audited consolidated financial statements for the year ended December 31, 2001, affect its more significant judgments and estimates used in the preparation of its unaudited consolidated financial statements. Unless otherwise indicated, all dollar amounts are disclosed in US dollars.

Basis Of Presentation And Accounting Policies

The Company's accounting policies are detailed in note 2 of the audited consolidated financial statements for the year ended December 31, 2001. Changes in accounting standards are noted in note 7 of the unaudited consolidated interim financial statements.


Results of Operations

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended September 30, 2002, the Company incurred a net loss of $1,136,388 or $0.02 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2001") of $1,195,027 or $0.03 per share. The net loss for the nine months ended September 30, 2002 was $3,748,356 ($0.08 per share) compared to $4,325,542
($0.12 per share) in the comparable period of 2001. The decrease in the level of losses incurred in 2002, compared to 2001, was attributable to the general reduction of overhead expenses including marketing expenses, professional fees, research and development, and general & administrative salaries and benefits.

Revenue

In April 2002, the Company announced that it had completed the sale of DynaPower, its metal cleaning subsidiary to former employees. The Company is now exclusively focused in the bioenergy field and in the development of BioOil related technology and systems. As part of the agreement, the Company will retain ownership in all DynaPower's intellectual property and will receive royalty income with respect to certain DynaPower patents. The financial statements provided in this document have been restated on a comparative basis to reflect this change.

Revenue for the quarter ending September 30, 2002 was nil compared to $68,279 for the same quarter in 2001 due to a decrease in contract sales. Revenue for the nine month period ending September 30, 2002 decreased to $43,527 from $182,101 for the same period in 2001. The Company currently has no commercial or contract sales (revenue earned from research services performed for third parties) revenue during the quarter. The Company anticipates minimal future revenue from contract sales as it focuses on the research and development activities pertaining to its own BioOil related technologies, products and raw materials sourcing.

Expenses

The overall cost of sales in the quarter decreased to nil from $183,127 in the same quarter in 2001, due to the reduction in contract sales. The cost of sales for the 9 months of 2002 decreased to $12,486 from $327,903 for the same period in 2001. The Company currently has no commercial or contract sales revenue during the period and anticipates minimal future revenue until such time that its BioOil related technologies are successfully commercialized.

For the third quarters in 2002 and 2001 the Company had expended on an quarterly basis $17,268 and $87,610 respectively, on research and development. Of these research & development expenditures, $122,827, $63,012 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. For the first nine month periods of 2002 and 2001, the company expended -$32,254, and $287,009, respectively, on research and development. Of these amounts, $406,385, $186,726 respectively, were sponsored by government funding. The remainder of these expenditures were Company sponsored. The lower quarterly and negative year-to-date expenses for 2002 were due to the recognition of government assistance allocated to the quarter. The Company expects to be able to draw significantly from government grant, including the Government of Canada's Technology Partnerships Canada program both for research & development and project related expenditures in 2002 and 2003. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of C$8.235 million through June 2003, of which CAD$3.29 million has been received as of September 30, 2002.

General and administrative salaries and benefits in the third quarter of 2002 decreased to $220,861 from $281,656 for the same quarter in 2001. For the 9 month period ending September 30, 2002, general and administrative salaries and benefits decreased to $853,094 from $994,109 for the same period in 2001. The decrease in 2002 was mainly due to reduced activity in the general and administrative area.

Professional fees for the third quarter was $239,132 compared to $73,480 in the same quarter of 2001. The increase in 2002 was due to the engagement of consultants to assist the company in the restructuring of its U.K. operations. For the 9 month period ending September 30, 2002, professional fees decreased to $1,255,956 from $1,337,485 for the same period in 2001. The change was due to a general reduction of legal and accounting expenses. A significant portion of professional fees incurred in 2001 were legal and accounting fees related to the acquisition of Border BioFuels Limited.

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Amortization and depreciation expenses increased to $93,712 in the second quarter of 2002 from $34,049 in the same quarter in 2001. For the first 9 months of 2002, amortization and depreciation expenses increased to $283,859 from $144,755 for the same period in 2001. These increases were due to the acquisition of Border BioFuels Limited and the addition of assets resulting from the upgrading of the 10 tonnes per day BioOil plant in 2002.

Interest income for the second quarter of both 2002 and 2001 was minimal. Interest income for the 9 month period ending September 30, 2002 decreased to a minimal level as compared to the same period in 2001, $18,455. This decrease was due to reduced cash resources and related short term investments.

Interest expenses increased in the quarter to $54,420 from $31,574 in the same quarter in 2001. 9 month interest expenses for 2002 increased to $143,111 from $42,886 for the same period in 2001. The increases were due mainly to the purchase of Border BioFuels Limited and the increases in total liabilities.

Marketing expenses decreased to $46,021 in the quarter from $82,248 in the same quarter in 2001. Marketing expenses for the first 9 months of 2002 decreased to $128,977 from $446,529 for the same period in 2001. These decreases were due to a reduction in the use of external consultants for marketing activities.

Office supplies, telephone and insurance decreased to $123,656 during the third quarter from $133,477 in the same quarter in 2001 mainly due to the reduced activities in the general and administrative area. The same expenses for the 9 month periods in 2002 increased slightly to $300,657 from $289,510 for the same period in 2001.

Rent for leased premises decreased to $65,938 in the quarter from $93,799 in the same quarter 2001 mainly due to the reduced office spaces. Rental expenses for the 9 month period of 2002 increased to $292,013 from $252,235 for the same period in 2001. These increases were due to the purchase of Border Biofuels Limited.

Currency exchange gains (loss) in the quarter amounted to $272,230 compared to $181,934 in the same quarter in 2001. Currency exchange gains (loss) for the 9 month period increased to $527,547 from $181,934 in the same period in 2001. These non-cash changes were due to the depreciation of the US dollar against the pound sterling on the assets of Border BioFuels Limited. For further explanation on foreign exchange accounting practice, please refers to
Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the quarter ended September 30, 2002, the Company recorded a net loss from continuing operations of $1,136,757, while the net loss from continuing operations for the same quarter in 2001 amounted to $1,086,102. Gain from discontinued operations in the third quarter of 2002 was $369, and loss from discontinued operations in the same quarter of 2001 amounted to $108,925. For the 9 month period ending September 30, 2002, the net loss from continuing operations was $3,662,917, while the same loss for the 9 month period in 2001 was $4,063,687. Loss from discontinued operations for the first 9 months of 2002 and 2001 amounted to $85,439, and $261,855, respectively. The decrease in operating loss was primarily attributable to (i) a decrease in marketing related expenses, (ii) a decrease in professional fees, (iii) a decrease in research and development expenses, and (iv) decrease in general and administrative salaries and benefits.

The basic and diluted loss per common share for the quarter decreased to $0.02 compared to $0.03 for the same quarter in 2001. The basic and diluted loss per common share for the 9 month period decreased to $0.08 compared to $0.12 for the 9 month period in 2001. The basic and diluted loss per share for the

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current periods were lower because the decrease in the operating loss and the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased from 36,257,840 shares at September 30, 2001 to 48,102,080 at September 30, 2002.
The weighted average number of Common Shares for the 9 month period increased from 35,258,963 shares at September 30, 2001 to 45,050,989 at September 30, 2002.


LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the quarter ended September 30, 2002 was $497,391 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash. Principal source of liquidity during the 9 month period ended September 30, 2002 were (i) $1,728,236 in net proceeds after deducting related issue costs from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash and (ii) $195,399 in long term liabilities and deferred credits.

For the previous year's third quarter ended September 30, 2001, the principal sources of liquidity were, (i) $1,006,999 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash; and (ii) $68,279 in sales revenues generated by the Company. For the 9 month period ended September 30, 2001, the principal source of liquidity were $1,805,673 in net proceeds from private placement offerings of the Company's Common Shares and Common Shares options exercised for cash.

Overall change in cash flows during the third quarter 2002 was $112,569 as compared to -$306,139 during the same quarter in 2001. The change in cash flow during the 9 month period in 2002 was $15,576, while the change in cash flow for the same period in 2001 was -$1,051,710. These differences were due to the significantly less cash used in operating and investment activities in the current periods.

During the third quarter ended September 30, 2002, the Company used cash in investing activities of $5,026, and generated cash from operating activities and financing activities of $57,909 and $116,418 respectively. For the 9 month period ended September 30, 2002, the Company used cash in operating activities and in investing activities of $1,262,812 and $173,282 respectively, and generated cash from financing activities of $1,779,861.

The net amount of cash generated in operating activities during the third quarter 2002 increased to $57,909 from -$733,171 in the third quarter 2001. Cash generated in operating activities consisted of a net loss from continued operations for the third quarter 2002 of $1,136,757 that was significantly offset by (i) change in working capital balances related to operations of $717,589, (ii) currency translation loss of $272,230, (iii) non-cash equity compensation expenses, $107,255, and (iv) amortization of non-cash items in the sum of $98,712.

The net amount of cash used in operating activities during the first 9 months of 2002 decreased to $1,262,812 from $2,341,061 for the same period in 2001. Cash used in operating activities for the 9 months in 2002 consisted of a net loss from continued operations of $3,662,917 that was significantly offset by
(i) net change in non-cash working capital balances related to operations of $1,123,097, (ii) non-cash equity compensation expenses of $523,639, (iii) currency translation loss of $527,547, and (iv) amortization of non-cash items in the sum of $283,859.

Financing activities during the third quarter 2002 generated a net increase in cash of $116,418, primarily from the Company's private placements of Common Shares. Financing activities in the third quarter 2001 generated a net cash increase of $1,377,161, also primarily from the Company's private placements

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of Common Shares. Proceeds from all recent financings were intended and solely used for general working capital purposes.

Financing activities for the 9 month period ended September 30, 2002, generated a net increase in cash of $1,779,861, primarily from the Company's private placements of Common Shares. Financing activities for the same period in 2001 generated a net cash increase of $2,100,429, also primarily from the Company's private placements of Common Shares. Proceeds from all recent financings were intended and solely used for general working capital purposes.

Investing activities in the third quarter 2002 resulted in use of cash, net of grants and disposal, in the amount of $5,026. Of this amount, $5,454 was incurred in the acquisition of capital assets, $3,224 was expended on patents and -$3,371 was generated in the divestment of DynaPower subsidiary. Investing activities in the third quarter 2001 resulted in use of cash, net of grants and disposal, in the amount of $651,188 that consisted of $537,026 incurred in the acquisition of capital assets, -$10,930 in recovering government funding of patents, $54,615 incurred in divestment of DynaPower subsidiary and $70,243 incurred in acquisition disbursement of Border Biofuels Ltd.

Investing activities for the first 9 months of 2002 resulted in use of cash, net of grants and disposal, in the amount of $173,282, of which, $21,902 was incurred in the acquisition of capital assets, $54,791 was expended on patents, and $96,870 was incurred in the divestment of DynaPower. Investing activities for the same period in 2001 resulted in use of cash, net of grants and disposal, in the amount of $864,200 that consisted of $766,135 incurred in the acquisition of capital assets, $14,190 in filing and maintenance of patents, recovery of divestment in DynaPower of $13,632 and $70,243 incurred in acquisition disbursement of Border Biofuels Ltd.

As at September 30, 2002, the Company has a working capital deficiency of $2,966,816 and incurred a net loss of $1,136,388 for the quarter-ended September 30, 2002, and has an accumulated deficit of $29,521,404.

DynaMotive has no commercial revenue from its core BioOil operations and is therefore dependent on its financing activities and contract research revenues to fund its operations. The proceeds from the recent equity and debt financing, together with Technology Partnerships Canada funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2002, the Company expects to be able to draw significantly from government grant, including the Government of Canada's Technology Partnerships program for research & development and demonstration project related expenditures. The Company expects to draw in 2002 a significant portion of the CAD$4.95 million remaining in the TPC project funding.

During the second quarter of 2002, the Company entered into an amended CAD$8.235 Million, maximum reimbursement, Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada ("TPC"). The contributions will help the Company undertake further commercial scale demonstration, research, development and testing of DynaMotive's BioTherm(TM) fast pyrolysis technology that converts biomass wastes into BioOil, a renewable liquid fuel. The amended agreement was a ondition of approval of its bi-annual work plan on March 28, 2002 by TPC. On August 19, 2002, pursuant to this agreement the Company received CAD$571,290

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from claims submitted in 2001/ 2002. The Company has submitted a further claim of CAD$147,010 relating to Q3 activities.

During the quarter, the Company received a letter from its principal banker, the Bank of Nova Scotia in regards to its $500,000 revolving line of credit, that was entered into in 1999 principally to bridge receivables under the Government of Canada's Technology Partnerships Canada agreement. The bank informed the Company that it is in default under certain provisions of the agreement pertaining to repayment of principal. The Company is in negotiations with the bank to extend or alter repayment provisions principally due to delays in receiving proceeds of Technology Partnerships Canada funding. The Company entered into a repayment plan with the bank (200,000 dollars has been paid at the time of writing).

The Company is also in its final stages of restructuring operations in Europe and expects to benefit from reduced operational costs while enhancing operational capabilities. As part of this process, a new Board has been appointed for Border Bio Fuels (a controlled company), with Andrew Kingston appointed as the sole Director and Gabriel Dadoun of Rotch as Corporate Secretary. At this time, Border Biofuels has no employees and has retained consultants on a part time basis to maintain operational viability.

The Company's funding plan for 2002 is structured so that equity placements and government funding will maintain the operations through to the third quarter of 2003. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions and other project funding is expected to fund the planned commercial demonstration project which is expected to commence construction in early 2003. Any delay in securing the project funding for a project will delay the start of the construction of that project.

During the third quarter of 2002, the Company entered into a multifaceted memorandum of understanding (MOU) with Rotch Ltd. (Rotch) a multi-billion dollar privately owned finance and investment group that specializes in structured financing initiatives. The MOU contemplates financing initiatives, corporate development activities and the establishment of two joint venture entities to develop offset finance opportunities for DynaMotive's technology and the co-development of future waste management applications.

DynaMotive and Rotch will also cooperate in restructuring DynaMotive's operations in the UK. As part of this program, Rotch has been granted an exclusive first negotiation right to acquire DynaMotive's controlling interests in Border Biofuels and to provide advisory services to consolidate operations in Europe.

Rotch will receive two year warrants to purchase up to 6 million DynaMotive shares at $0.40; the warrants will vest subject to milestones based actual funding and completion of the above contemplated transactions.

The Company also completed during the quarter Board restructuring, management changes and restructuring of operations in Europe following its agreement with Rotch Limited. The Board is now comprised of Richard Lin, R. Andrew Kingston, Curtin Winsor, Jr., Ph.D., Michael McDowell, Ph.D., S C Hong, Chih-Lin Chu and the newly appointed, Marvin Josif, who brings proven experience in the capital markets and corporate venture activities. The seven member board now represents various investor groups, geographic areas and disciplines that would allow for effective corporate governance and oversight and also reflects the new operational focus to meet the new dynamism that the Company needs.

At the management level, Rodolfo Guido continues as COO, Warren Johnson as CTO and Marvin Josif has been appointed as interim CFO replacing Jack MacDonald.

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During the quarter, the Company successfully integrated process improvements to its pilot plants which have extended their rated capacity. The process improvements tested initially at the Company's 2 tonne per day (TPD) plant were successfully transported to its 10TPD plant extending its rated capacity to 15TPD.

The increase in rated capacity of the Company's plants resulting from process improvements underscores the scalability of its technology and the increase is expected to have significant impact on its scale up and commercial deployment plans. The Company is currently developing a 100 TPD plant in conjunction with its engineering partners where process improvements will be incorporated into the design. The Company is also reviewing the process advances to establish additional patent coverage to supplement the original BioTherm(TM) process patents.

During the quarter, the Company also successfully completed a series of BioOil combustion tests at Canfor's facilities in Prince George, British Columbia. The tests, conducted with minor modifications to existing systems in an industrial lumber dry kiln, demonstrated that this environmentally friendly fuel can be direct fired and replace natural gas without any adverse effects on lumber quality. The Company's technology has the potential to provide Canfor with positive environmental benefits utilizing wood residue currently disposed of in beehive burners that will allow Canfor to displace fossil fuels and further reduce its greenhouse gas emissions. The Company has worked in close co-operation with Canfor and are well on its way to validate the base commercial case for BioOil for industrial heat and power applications.

SUBSEQUENT EVENTS

The Company announced in October 2002 that it has entered into a memorandum of understanding with UMA Engineering Ltd. (UMA) as the precursor to a strategic alliance agreement to develop commercial pyrolysis projects based on the Company's technology in Canada.

The work plan includes: technical feasibility, scale-up reviews (first stage successfully completed), and the development of long-term strategies for projects deployment in Canada.

UMA is a well-respected Canadian company with over 1000 employees in more than 20 offices across Canada. The Group has more than 90 years of experience in engineering and managing projects for clients in both the private and public sectors. UMA's Industrial clients include several companies that have already shown interest in developing BioOil plants and generating Green Power.

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